UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:      /s/ Stuart MacKenzie
Name      Stuart MacKenzie
Title:       Group Secretary & General Counsel
Date: April 30, 2008

Q1 2008 Production ReportLGL PEOPLE | RESULTS | GROWTH April 30, 2008

LGL PEOPLE RESULTS GROWTH Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited ("LGL"), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in the presentation include but are not limited to the market price of gold, anticipate ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs are the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in LGL's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC"). Gold reserve and resource estimates are expressions of judgment based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates re necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL's wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rats estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means "generally accepted accounting principles") measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors - for further information in relation to the calculation of reserves and resources with respect to LGL's Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www. sedar.com). Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as "measured," indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S, registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL's most recent Form 20-F, which may be secured from LGL, or from the SEC,s website at http://www.sec.gov/edgar.shtml.

Q1 2008 Highlights LGL PEOPLE | RESULTS | GROWTH Equigold merger announced provides significant diversification benefits Four cash flows/operating mines by year end Extensive exploration acreage in Ivory Coast region provides major upside potential Well received by the market Lihir Island Million Ounce Plant Upgrade project announced Gold production of 139,000 OZ Cash gold price received of $928/oz On track to meet production guidance of 700-770 kozs Ballarat 930 metres of development completed in the quarter On track for commercial production by year end

Gold production LGL PEOPLE | RESULTS | GROWTH (Kozs) 596 651 701 740-820 Qtr 4 172 226 168 Qtr 3 193 127 157 Qtr 2 130 113 182 Qtr 1 101 184 193 139 2005 2006 2007 2008 Excludes Equigold operations

Material movements LGL PEOPLE | RESULTS | GROWTH (Mt) 41.6 56.2 58.3 ~58* Qtr 4 10.8 16.4 15.2 Qtr 3 11.3 15.0 12.5 Qtr 2 9.0 11.9 15.6 Qtr 1 10.4 12.8 14.9 13.5 2005 2006 2007 2008 *Lihir Island. Excluding Ballarat and Equigold operations

Crusher and mill throughput LGL PEOPLE | RESULTS | GROWTH (Mt) 1.08 1.17 1.04 1.52 1.28 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08

Autoclave throughput LGL PEOPLE | RESULTS | GROWTH 1.12 1.2 1.0 1.3 1.0 6.08 5.45 5.91 4.8 5.38 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 A/C feed (mt) A/C feed grade (g/t)

Revenue and expenses LGL PEOPLE | RESULTS | GROWTH (US$) 537 664 677 794 928 Cash price realized/OZ 162 268 178 248 206 Cash margin/OZ 112 146 164 185 260 Costs deferred/OZ 263 250 335 361 462 Total Cash Costs/OZ Q1 07 Q2 07 Q3 07 Q4 07 Q1 08

Million Ounce Upgrade Project LGL PEOPLE | RESULTS | GROWTH Buildup of project personnel and systems on schedule Letters of Intent issued for grinding mills and oxygen plant Design contract placed for gold leach circuit Autoclave engineering design scope being developed

Lihir Island exploration success

LGL
PEOPLE | RESULTS | GROWTH



Kapit
72m @ 3.28 g/t
70m @ 11.42 g/t
138m @ 2.60 gAu/t
(all outside resource)
101m @ 2.99 g/t
210m @ 3.40 g/t
186m @ 2.84 g/t
210m @ 3.60 g/t
86m @ 3.96 g/t
(all outside resource)
22m @ 2.69 g/t
70m @ 2.71 g/t
116m @2.61 g/t
94m @ 3.02 g/t
(all outside resource)
Saddle
Ph 8
Lienetz
Ph 11
Jan 08
Feb 08

Ballarat infrastructure progressing LGL PEOPLE | RESULTS | GROWTH 930 metres of development completed in quarter Stope delineation advancing Ventilation infrastructure being progressed On track for commercial production by end of 2008

Ventilation Projects LGL PEOPLE | RESULTS | GROWTH S N North Prince Extended Golden Point NPE Vent NWH Golden Point Portal Shaft Shaft Intake Shaft Golden Point Extension Decline Decline Face Face Decline Sulieman Decline Face Wosh Hawp Decline Prince Decline Sovereign Decline Alimak Lianberris Decline Southern zone Central zone Northern zone

Equigold merger progress LGL PEOPLE | RESULTS | GROWTH Scheme booklet mailed to EQI Shareholders Scheme meeting to be held on May 30 Independent expert determines the merger to be in the best interests of EQI shareholders

2008 Outlook LGL PEOPLE | RESULTS | GROWTH Lihir Island Total gold production ~ 700-770 kozs Ballarat Commercial production by year end 2008 production of ~ 40-50 kozs Ivory Coast Bonikro to commence production July 2008 production of ~ 60-70 kozs Mt Rawdon Production from June to Dec 2008 0f ~ 50 kozs

Impressive growth profile LGL PEOPLE | RESULTS | GROWTH Indicative Gold Production (oz, 000) +1200 +1200 ~ 140 130 Bonikro(1) ~ 100 100 Mt Rawdon +850 ~ 200 200 Ballarat ~ 60-70 701 50 * 40-50 850-950 850-950 Lihir Island 701 2007 2008 2009 2010 *Contribution post June 2008 (1) 85% of this production is attributable to Equigold

WWW.lglgold.com